

/ / Check this box if no longer                       U.S. SECURITIES AND EXCHANGE COMMISSION
subject to Section 16.  Form 4
or Form 5 obligations may                                      Washington, D.C. 20549
continue
See Instruction 1(b).                               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP


                                        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                                          Section 17(a) of the Public Utility Holding Company Act of 1935 or
                                                 Section 30(f) of the Investment Company Act of 1940



---------------------------------------------------------------------------------------------------------------------------

1. Name and Address of   2. Issuer Name and Ticker or Trading Symbol     6.  Relationship of Reporting Person to
   Reporting Person*                                                         Issuer (Check all applicable)
                         Universal Money Centers, Inc.
                                                                             X  Director       __ 10% Owner
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(Last) (First) (Middle)   3. IRS or Social         4. Statement for         ___ Officer        __ Other
                             Security                 Month/Year                (give title       (specify below)
                             Number of Reporting                                 below)
Moglowsky, Arthur M.         Person (Voluntary)      September 2000

-------------------------                         -------------------------------------------------------------------------
        (Street)                                  5. If Amendment, Date  7. Individual or Joint/Group Filing
                                                     of Original            (Check applicable line)
                                                     (Month/Year)          X  Form filed by One Reporting
c/o Bass & Moglowsky, S.C.                                                    Person
7020 N. Port Washington Road                                              ___ Form filed by More than One
Suite 206                                                                     Reporting Person
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(City)    (State)   (Zip)              Table 1 - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned.

Milwaukee, Wisconsin 53217
---------------------------------------------------------------------------------------------------------------------------
1.  Title of Security    2.  Trans-    3. Trans-    4. Securities          5.  Amount of     6. Ownership   7. Nature
    (Instr. 3)               action       action       Acquired (A)            Securities       Form:          of Indirect
                             date:        Code         or Disposed of (D)      Beneficially     Direct         Beneficial
                                          (Instr.8)    (Instr. 3, 4 and 5)     Owned at         (D) or         Ownership
                                                                               End of Mth.      Indirect       (Instr. 4)
                             (Month/                                           (Instr. 3        (I)
                             Day/                                               and 4)          (Instr.4)
                             Year)
                                       ------------------------------------
                                       Code   V     Amount   (A) or  Price
                                                             (D)
---------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par    09/11/2000    P           14,888    A      $0.40          29,776       D
value per share
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* If the  Form  is  filed  by  more  than  one  Reporting  Person,  see instruction 4(b)(v).
Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
(Print or Type Responses)
                                                                                                         PAGE 1 OF 2 PAGES

(Table Continued)


                FORM 4 (continued)  Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                (e.g., puts, calls, warrants, options, convertible securities)

  ==================================================================================================================================

  1.Title of  2.Conver-  3.Trans-  4.Trans-  5.Number    6.Date Exerci-   7.Title and  8.Price    9.Number    10.Owner-   11.Nature
    Deriva-     sion or    action    action    of Deriv-   sable and        Amount of    of         of Deri-     ship        of In-
    tive        Exercise   Date      Code      ative       Expiration       Underlying   Deriva-    vative       Form of     direct
    Security    Price of   (Month/   (Instr.   Securi-     Date (Month/     Securities   tive       Securi-      Deriv-      Bene-
    (Ins. 3)    Deriv-     Day/      8)        ties        Day/Year)        (Instr. 3    Security   ties Bene-   ative       ficial
                ative      Year)               Acquired                     and 4)       (Instr.    ficially     Security;   Owner-
                Security                       (A) or                                       5)      Owned at     Direct      ship
                                               Disposed                                             End of       (D) or      (Instr.
                                               of (D)                                               Month        Indirect    4)
                                               (Instr. 3,                                           (Instr.      (I)
                                               4, and 5)                                            4)           (Instr.
                                                                                                                 4)


                                   ---------------------------------------------------
                                    Code  V    (A)  (D)   Date     Expira-
                                                          Exer-    tion
                                                          cisable  Date
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  ==================================================================================================================================


      Explanation  of Responses:


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


                                                  /s/ Arthur M. Moglowsky                                     October 10, 2000
                                                  --------------------------------------------------------    -----------------
                                                  Arthur M. Moglowsky                                             Date



Note:  File three copies of this Form, one of which must be manually signed.
       If space provided is insufficient, see Instruction 6 for procedure.



                                                                                                         PAGE 2 OF 2 PAGES
